SEC FILE NUMBER

001-33376

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	February 28, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Separate audited financial statements of GSC Investment Corp. CLO 2007, Ltd. required by Rule 3-09 of Regulation S-X to be included in Part II, Item 8 of the Form 10-K.

PART I — REGISTRANT INFORMATION

Saratoga Investment Corp.
Full Name of Registrant

Former Name if Applicable

535 Madison Avenue
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

In accordance with a new position of the staff of the Division of Investment Management of the Securities and Exchange Commission (the “SEC”) with respect to the application of Rule 3-09 of Regulation S-X to business development companies, Saratoga Investment Corp. (the “Company”) is now required to include separate audited financial statements for one of its portfolio companies, GSC Investment Corp. CLO 2007, Ltd. (“Saratoga CLO”), in its Annual Report on Form 10-K for the fiscal year ended February 28, 2013 (the “Form 10-K”).  The Company needs to complete some additional work with respect to the financial statements of Saratoga CLO prior to filing such financial statements with the Form 10-K.

As a result, the Form 10-K that the Company will file with the SEC on the date hereof will omit such separate audited financial statements for Saratoga CLO.  The omission of such separate audited financial statements has no affect on the financial statements for the Company included therein and is consistent with the Company's previous reporting.

In addition, due to the omission of such separate audited financial statements for Saratoga CLO in the Form 10-K, the Company’s principal executive officer and principal financial officer are unable to provide the certifications required by Item 601(b)(32) of Regulation S-K with the Form 10-K.

The Company plans to file an amendment to the Form 10-K to include such separate audited financial statements and certifications as soon as practicable on or before the fifteenth calendar day following May 29, 2013 (the original due date for filing the Form 10-K with the SEC).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Richard A. Petrocelli	(212)	906-7800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Saratoga Investment Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 29, 2013	By:	/s/ Richard A. Petrocelli

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).